BNY Hamilton Funds, Inc. (the "Fund")
Exhibit 77Q1(c)
811-6654


Acquisition

On May 6, 2002, the Advisor acquired Gannett Welsh & Kotler, Inc. ("GW&K"), an investment advisory firm. GW&K had been the investment advisor to the GW&K Equity Fund. Pursuant to an Agreement and Plan of Reorganization, previously approved by GW&K Equity Fund's Board of Directors and subject to the approval of the shareholders of GW&K Equity Fund, all or substantially all of the GW&K Equity Fund assets and liabilities will be transferred to a newly created series of the Company known as BNY Hamilton Multi-Cap Equity Fund at net asset value. No gain or loss or change in net asset value will be realized related to the transaction. The Multi-Cap Equity Fund commenced operations on October 7, 2002.